CECO Environmental Corp.

14651 North Dallas Parkway, Suite 500

Dallas, Texas 75254

May 1, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:    Edward M. Kelly

Re:	CECO Environmental Corp.
Registration Statement on Form S-3 (File No. 333-231001)

Ladies and Gentlemen:

On behalf of CECO Environmental Corp. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-231001) (the “Registration Statement”) of the Company be accelerated to 10:00 a.m. on May 3, 2019, or as soon as practicable thereafter. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

CECO ENVIRONMENTAL CORP.

By:	/s/ Matthew Eckl
Name: Matthew Eckl
Title: Chief Financial Officer

cc: Michael J. Solecki, Esq.